
June 27, 2011

Via E-Mail
Ms. Cynthia J. Devine
Chief Financial Officer
Tim Horton's, Inc.
874 Sinclair Road, Oakville
Ontario, Canada L6K 2Y1

> **Re: Tim Horton's, Inc.**
> **Form 10-K for the year ended January 2, 2011**
> **Filed February 25, 2011**
> **File No. 001-32843**

Dear Ms. Devine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note 20. Variable Interest Entities
– Maidstone Bakeries, page 162

1. We note your disclosure that prior to the disposition of your 50% interest in Maidstone Bakeries in October 2010, you were considered to have power over Maidstone Bakeries since you determined which par-baked products were to be manufactured by Maidstone Bakeries, exclusively for Tim Hortons restaurants, and at pricing determined by both joint venture parties.   For these reasons you concluded you were the primary beneficiary of Maidstone Bakeries prior to its disposition and you have consolidated the VIE. We also note that Maidstone Bakeries was consolidated effective January 4, 2010 as a result of Accounting Standards Update ("ASU") No. 2009-17, and prior to the consolidation, which has been retroactively applied to comparative periods, your 50% interest in Maidstone Bakeries was accounted for as an equity method investment. Please clearly explain to us why you believe it is appropriate to consolidate Maidstone Bakeries as of December 31, 2010. As part of your response, please explain to us why Maidstone

Bakeries is considered a "variable interest entity" under the current guidance in ASC 810. Also, please explain to us why Maidstone Bakeries was not considered a variable interest entity prior to the adoption of ASU No. 2009-17 and was appropriately accounted for as an equity method investment as of December 31, 2009. In this regard, we note that page 121 in Note 1 discloses certain changes made to the guidance in ASC 810 as a result of ASU No. 2009-17, but we do not believe that your disclosure is specific enough to understand the reasons for the change in your accounting treatment of Maidstone Bakeries during 2010. Please advise. We may have further comments upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief